Federated Equity Funds

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 6, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (“Registrant”)
1933 Act File No. 333-164334
1940 Act File No. 811-4017

Dear Sir or Madam:

On behalf of Federated Equity Funds, I hereby submit pursuant to Rule 477 this application of withdrawal of the Registrant’s Form N-14 (Accession No: 0001318148-10-000054) filed on January 14, 2010, and the Registrant’s 497 filing (Accession No: 0001318148-10-000519) filed on March 2, 2010, under the Securities Act of 1933.

The Form N-14 was filed with respect to the proposed reorganization of the Federated MDT Mid Cap Growth Fund, a portfolio of Federated MDT Series, with Federated Mid Cap Growth Strategies Fund, a portfolio of Federated Equity Funds. The Form N-14 and 497 filings are being withdrawn because the Board of Trustees of Federated MDT Series has approved the termination of the solicitation of proxies of shareholders of Federated MDT Mid Cap Growth Fund and concurrently approved the liquidation of the Fund. Since the reorganization has not occurred there were no securities sold or issued pursuant to the above referenced registration statement on Form N-14.

Pursuant to  Rule 478 of the Securities Act of 1933, this application for withdrawal of Form N-14 and the 497 filing has been signed by an Assistant Secretary of the Registrant this 6 day of April, 2010.

If you have any questions on the enclosed material, please contact Heidi Loeffert, Paralegal, at (412) 288-4827 or Todd Zerega at 412-288-8239.

Very truly yours,

/s/ Todd P. Zerega
Todd P. Zerega
Assistant Secretary